mn

10027007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Houlihan Smith & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Madison, Suite 1200
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew D. Smith (312) 499-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/8/2010

OATH OR AFFIRMATION

I, Andrew D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houlihan Smith & Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AIRLIA YAGNISIS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 08, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A statement of financial condition has been filed for public use, please give this report confidential treatment.

**HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARIES**

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Consolidated Statement of Financial Condition	4
Consolidated Statement of Operations and Other Comprehensive Loss	5
Consolidated Statement of Changes in Shareholders' Equity	6
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors	7
Consolidated Statement of Cash Flows	8
Notes to Consolidated Financial Statements	9 - 14
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	15
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	16 - 17
Independent Accountants' Report On Applying Agreed-Upon Procedures	S1 - S2
Transitional Assessment Reconciliation Pursuant to Form SIPC-7T	S3

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Houlihan Smith & Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Houlihan Smith & Company, Inc. and Subsidiaries as of December 31, 2009, and the related consolidated statement of operations and other comprehensive loss, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Houlihan Smith & Company, Inc. and Subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 11, 2010

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	1,379,069
Receivables from customers		1,314,352
Investment in restricted securities (Note 1)		150,000
Loans to employees		116,350
Furniture and equipment, net of accumulated depreciation of $248,683		211,392
Other assets		76,509
TOTAL ASSETS	**$**	**3,247,672**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	49,223
Deferred revenue		98,033
Accrued compensation payable		314,000
Accrued ESOP contribution-stock (Note 4)		1,700,000
Other liabilities		2,229
Total liabilities		2,163,485
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 5)		
SHAREHOLDERS' EQUITY (Note 2):		
Preferred stock, $0.001 par value, authorized 1,000,000 shares, no shares outstanding		-
Common stock, $0.001 par value, authorized 100,000,000 shares, 1,238,028 shares outstanding		1,238
Additional paid-in capital		1,154,535
Retained earnings		-
Accumulated translation adjustment		(68,028)
		1,087,745
Less: Treasury stock (19,669 shares) at cost		(3,558)
Total shareholders' equity		1,084,187
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**3,247,672**

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
AND OTHER COMPREHENSIVE LOSS
YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Business services revenue	$ 17,027,765
Other income	69,297
Total revenue	17,097,062
EXPENSES:	
Employee compensation and benefits	11,631,020
Advertising, promotion and other	2,080,376
Employee stock ownership plan (Note 4)	1,702,168
General and administrative	509,754
Occupancy and equipment	600,385
Professional fees and outside services	317,688
Depreciation	92,646
Communications	79,173
Total expenses	17,013,210
NET INCOME	83,852
OTHER COMPREHENSIVE LOSS:	
Currency translation adjustment	(68,028)
COMPREHENSIVE INCOME	**$ 15,824**

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Shares	Stock Amount	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Translation Adjustment
BALANCES, December 31, 2008	1,178,347	$ 127	$ 1,046,794	$ (3,558)	$ -	$ -
ESOP contribution (Note 4)	59,681	60	1,074,940	-	-	-
Net income	-	-	-	-	83,852	-
Currency translation adjustment	-	-	-	-	-	(68,028)
Reclassification	-	1,051	(1,051)	-	-	-
Distributions	-	-	(966,148)	-	(83,852)	-
BALANCES, December 31, 2009	**1,238,028**	**$ 1,238**	**$ 1,154,535**	**$ (3,558)**	**$ -**	**$ (68,028)**

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2009

BALANCE, December 31, 2008	$ -
Change	-
BALANCE, December 31, 2009	$ -

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 83,852
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	92,646
Foreign currency translation	(68,028)
Accrued ESOP contribution-stock	1,700,000
Increase in receivables, net	(88,835)
Increase in loans to employees	(32,289)
Decrease in deferred revenue	(123,943)
Increase in accrued compensation payable	164,839
Increase in other assets	(27,888)
Decrease in accounts payable	(13,721)
Increase in other liabilities	2,229
Net cash provided by operating activities	1,688,862
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(96,527)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions to shareholders	(1,050,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	542,335
CASH AND CASH EQUIVALENTS, at beginning of year	836,734
CASH AND CASH EQUIVALENTS, at end of year	**$ 1,379,069**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Common stock issued to ESOP	**$ 1,075,000**

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Houlihan Smith & Company, Inc. a Nevada corporation ("the Company" or "HSC") is a specialized investment banking firm and operates as a consultant where it participates in mergers and acquisitions, advisory services, valuations and other financial opinions for a fee. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer.

The Company is the sole member of the following limited liability companies: Houlihan Smith Advisors, LLC ("HSA"), Houlihan Smith Capital Markets, LLC ("HSCM"), and Houlihan Smith Restructuring, LLC ("HSR"), all of which are Nevada limited liability companies. HSCM was established January 1, 2008 and HSR was established in the fourth quarter of 2009. Additionally, during the first quarter of 2008, the Company established Houlihan Smith Ghana, Ltd. (HS Ghana), as an internal service organization to serve HSA, HSC, and HSCM. In the third quarter of 2009, the Company established Houlihan Smith (UK) Limited ("HS UK") in order to provide corporate finance and valuation services to UK and European companies.

HSA specializes in providing consulting services and in preparing independent evaluation reports to small and middle-market businesses. HSA typically receives 50% of its fee as a deposit and receives the remaining fee when the product is delivered. A substantial portion of the HSA engagement is completed prior to the signing of the contract and, accordingly, HSA records deferred revenue on the unearned portion. HSCM specializes in merger and acquisition advisory and in the private placement of debt and/or equity securities. HSCM's fees consist of retainer fees and contingent success fees. HSR provides profit improvement and restructuring services and is paid both retainer, hourly, and success fees.

The consolidated financial statements for the year ending December 31, 2009 include the accounts of HSC, HSA, HSCM, HSR, HS Ghana, and HS UK. All intercompany accounts and transactions have been eliminated in consolidation.

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently three years. Repairs and maintenance costs are expensed as incurred, and expenditures for additions and major improvements are capitalized.

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company is an S-Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual shareholders.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

The functional currencies of the British and Ghanaian subsidiaries are their local currency. Accordingly, the Company uses the period end exchange rate to translate their assets and liabilities and the weighted average exchange rate for the period to translate their revenues, expenses, gains and losses into U.S. dollars. The Company includes the translation adjustments as a separate component of accumulated other comprehensive income within shareholders' equity.

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy

The Company values its investments in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants and the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy *(continued)*

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities owned by the Company (substantially warrants earned in conjunction with advisory services) are recorded at fair value and related changes in fair value are reflected in income. Stocks and warrants for which there is no public market are valued based upon a valuation obtained by management. The valuation considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned. The Company currently holds restricted nonpublic warrants that are included in Level 3 of the fair value hierarchy as determined under ASC 820.

Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value Measurements *(concluded)*

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Investments in securities, at fair value	$ -	$ -	$ 150,000	$ 150,000

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2009:

	Level 3 Beginning Balance January 1, 2009	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of Level 3	Level 3 Ending Balance December 31, 2009	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2009
Assets						
Investments in securities, at fair value	$ 150,000	$ -	$ -	$ -	$ 150,000	$ -

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2009 the Company had net capital and net capital requirements of $895,948 and $30,899, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.52 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space from unrelated parties under noncancellable operating leases expiring in various years through 2011. The Company also leases a condominium from an unrelated party under a noncancellable operating lease expiring in 2010.

At December 31, 2009, aggregate minimum future rental commitments under the Company's leases are as follows:

YEAR	AMOUNT
2010	$ 546,827
2011	209,658
Total	**$ 756,485**

During the year ended December 31, 2009, total rental expense was approximately $550,000. During the year ended December 31, 2009, the Company rented additional office space on a month-to-month basis.

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN

The Company has established an employee stock ownership plan ("Plan") whereby the Company will make contributions of HSC stock to the ESOP trust on a discretionary basis. Pursuant to the Plan all employees of the Company are eligible to participate in the Plan. The Company has accrued a discretionary contribution of $1,700,000 for the year ended December 31, 2009 and 100% of this amount will be allocated to Plan participants on a pro-rata basis according to Plan documents. The contribution will be funded by the issuance of new HSC common stock in 2009 following an independent appraisal of the Company's equity and in conjunction with the filing of the Company's federal income tax return. The Company has currently allocated up to 1,000,000 of its authorized common shares for contribution to the Plan. It is expected that in future years the Company will continue to make additional discretionary contributions to the Plan and the Company will authorize additional shares to be allocated for such purpose. Plan participants vest 100% in three years provided that they remain employed by the Company. Plan shares that have been allocated to Plan participants that terminate employment with the Company prior to vesting forfeit their shares, which are then reallocated among remaining Plan participants.

At December 31, 2009, none of the Plan participants had vested and, accordingly, there is no repurchase liability. In the future, as employees vest into the Plan, the Company expects to record a repurchase liability as a provision for vested participants that may terminate employment with the Company.

During the year ended December 31, 2009, the Company contributed 59,681 shares valued at $1,075,000 to the ESOP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(concluded)

NOTE 5 - OFF-BALANCE SHEET RISKS

In the Company's investment activities, the Company receives securities for its services and may incur losses if the market value of the securities decline subsequent to December 31, 2009.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts which approximate fair value due to the short-term nature of those instruments. Securities owned are valued at fair value as described in Note 1.

The Company's cash and cash equivalents are maintained at multiple financial institutions in amounts that exceed the federally insured limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk in this area. At December 31, 2009, the Company had $608,034 in excess of this requirement which is subject to loss should the banks cease operations.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 11, 2010, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2009

CREDITS:		
Shareholders' equity	$	1,084,187
Add: Discretionary liability- Accrued ESOP liability-stock		1,700,000
Total credits		2,784,187
DEBITS:		
Nonallowable assets:		
Cash deposited in foreign banks		5,187
Receivables from customers		1,314,352
Non-marketable securities		150,000
Notes receivable		116,350
Furniture and equipment, net		211,392
Other assets		76,509
Excess deductible maintained in fidelity bond		5,000
Total debits		1,878,790
Net capital before haircuts on foreign currency		905,397
Haircuts on foreign currency		9,449
NET CAPITAL		895,948
Minimum requirements of 6-2/3% of aggregate indebtedness of $463,485 or $5,000 , whichever is greater		30,899
Excess net capital	**$**	**865,049**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	49,223
Accrued compensation payable		314,000
Deferred revenue		98,033
Accrued ESOP contribution-stock		1,700,000
Other liabilities		2,229
		2,163,485
Less: Accrued ESOP contribution-stock		(1,700,000)
Total aggregate indebtedness	**$**	**463,485**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.52 to 1**

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2009.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Houlihan Smith & Company, Inc. and Subsidiaries

In planning and performing our audit of the financial statements and supplementary information of Houlihan Smith & Company, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 11, 2010

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Houlihan Smith & Company, Inc. and Subsidiaries
105 W. Madison, Suite 1500
Chicago, IL 60602

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Houlihan Smith & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Houlihan Smith & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Houlihan Smith & Company, Inc.'s management is responsible for Houlihan Smith & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 11, 2010

HOULIHAN SMITH & COMPANY, INC.

TRANSITIONAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7T
DECEMBER 31, 2009

General Assessment, per amended Form SIPC-7T, including interest	$ 150
Less payments made with Forms SIPC-4, SIPC-6 and original SIPC-7T	(32,812)
Overpayment reported with amended Form SIPC-7T	**$ (32,662)**

See Accountant's Report.

HOULIHAN SMITH & COMPANY, INC.
AND SUBSIDIARIES

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2009

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.